Exhibit 99.1

Gamida Cell ltd. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Consolidated Statements of Financial Position	2 - 3

Interim Consolidated Statements of Comprehensive Loss	4

Interim Consolidated Statements of Changes in Equity	5 - 7

Interim Consolidated Statements of Cash Flows	8 - 9

Notes to Interim Consolidated Financial Statements	10 - 17

- - - - - - - - - - - - - -

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,		December 31,
	2019	2018	2018
	Unaudited		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39,573	$14,109	$40,272
Available-for-sale financial assets	28,544	9,570	20,417
Prepaid expenses and other current assets	1,134	1,018	1,502

Total current assets	69,251	24,697	62,191

NON-CURRENT ASSETS:
Property and equipment, net	4,209	1,743	2,311
Right-of-use assets	5,568	-	-
Other assets	651	354	662
Deferred issuance cost	-	1,718	-

Total non-current assets	10,428	3,815	2,973

Total assets	$79,679	$28,512	$65,164

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	September 30,		December 31,
	2019	2018	2018
	Unaudited		Audited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$2,105	$3,060	$1,985
Employees and payroll accruals	3,096	2,128	2,888
Current maturities of lease liabilities	1,926	-	-
Accrued expenses and other payables	1,979	2,111	1,832

Total current liabilities	9,106	7,299	6,705

NON-CURRENT LIABILITIES:
Liabilities presented at fair value	5,434	15,400	24,049
Employee benefit liabilities, net	280	194	183
Lease liability	4,342	-	-
Liability to Israel Innovation Authority (IIA)	11,594	10,474	9,540

Total non-current liabilities	21,650	26,068	33,772

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 100,000,000, 23,277,000 and 100,000,000 shares at September 30, 2019 and 2018 and December 31, 2018, respectively; Issued and outstanding: 33,667,326, 699,590 and 24,930,736 shares at September 30, 2019 and 2018 and December 31, 2018, respectively	92	2	67
Preferred shares of NIS 0.01 par value - Authorized: 0, 16,723,000 and 0 shares at September 30, 2019 and 2018 and December 31, 2018, respectively; Issued and outstanding: 0, 14,154,743 and 0 shares at September 30, 2019 and 2018 and December 31, 2018, respectively	-	38	-
Share premium	237,843	141,816	193,953
Capital reserve due to actuarial gains	(160)	(79)	(77)
Available-for-sale reserve	2	(47)	(43)
Accumulated deficit	(188,854)	(146,585)	(169,213)

Total shareholders’ equity (deficit)	48,923	(4,855)	24,687

Total liabilities and shareholders’ equity	$79,679	$28,512	$65,164

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited

Operating expenses:
Research and development, net	$21,682	$17,169	$7,363	$5,132	$22,045
General and administrative	12,195	7,008	4,621	2,438	11,599

Operating loss	33,877	24,177	11,984	7,570	33,644

Finance expenses	2,499	6,560	895	2,356	20,259
Finance income	(16,665)	(434)	(2,613)	(104)	(1,042)

Loss before taxes on income	19,711	30,303	10,266	9,822	52,861
Taxes on income (benefit)	(70)	-	(170)	-	70

Net loss	19,641	30,303	10,096	9,822	52,931

Other comprehensive loss:

Items that will be reclassified subsequently to profit or loss:
Actuarial net loss of defined benefit plans	83	-	-	-	(2)
Changes in the fair value of available for sale financial assets	(45)	13	(3)	(122)	9

Total comprehensive loss	$19,679	$30,316	$10,093	$9,700	$52,938

Basic net loss per share	$0.70	$43.92	$0.30	$14.23	$10.53

Diluted net loss per share	$1.24	$43.92	$0.30	$14.23	$10.53

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Available -for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	reserve	losses	deficit	equity

Balance as of January 1, 2019 (audited)	24,930,736	$67	-	$-	$193,953	$(43)	$(77)	$(169,213)	$24,687

Net loss	-	-	-	-	-	-	-	(19,641)	(19,641)
Other comprehensive loss	-	-	-	-	-	45	(83)	-	(38)

Total comprehensive loss	-	-	-	-	-	45	(83)	(19,641)	(19,679)
Issuance of ordinary shares in a secondary offering, net of issuance expenses in an amount of $694	8,050,000	$23	-	-	37,117	-	-	-	37,140
Exercise of options	477,278	1	-	-	119	-	-	-	120
Exercise of warrants	209,312	1	-	-	2,923	-	-	-	2,924
Share-based compensation	-	-	-	-	3,731	-	-	-	3,731

Balance as of September 30, 2019 (unaudited)	33,667,326	$92	-	$-	$237,843	$2	$(160)	$(188,854)	$48,923

	Ordinary shares			Preferred shares		Share	Available -for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount		Number	Amount	premium	reserve	losses	deficit	equity

Balance as of January 1, 2018 (audited)	689,898	$2		14,154,743	$38	$139,311	$(34)	$(79)	$(116,282)	$22,956

Net loss	-			-	-	-	-	-	(30,303)	(30,303)
Other comprehensive loss	-			-	-	-	(13)	-	-	(13)

Total comprehensive loss	-			-	-	-	(13)	-	(30,303)	(30,316)
Exercise of options	9,692	*	)	-	-	2	-	-	-	2
Share-based compensation	-			-	-	2,503	-	-	-	2,503

Balance as of September 30, 2018 (unaudited)	699,590	$2		14,154,743	$38	$141,816	$(47)	$(79)	$(146,585)	$(4,855)

*)	Represents less than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Available -for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	reserve	losses	deficit	equity

Balance as of July 1, 2019 (unaudited)	25,606,423	$69	-	$-	199,402	$(1)	$(160)	$(178,758)	20,552

Net income	-	-	-	-	-	-	-	(10,096)	(10,096)
Other comprehensive income	-	-	-	-	-	3	-	-	3

Total comprehensive income	-	-	-	-	-	3	-	(10,096)	(10,093)
Issuance of ordinary shares in a secondary offering, net of issuance expenses in an amount of $694	8,050,000	23	-	-	37,117	-	-	-	37,140
Exercise of options	10,903	-	-	-	3	-	-	-	3
Share-based compensation	-	-	-	-	1,321	-	-	-	1,321

Balance as of September 30, 2019 (unaudited)	33,667,326	92	-	-	237,843	2	(160)	(188,854)	48,923

	Ordinary shares			Preferred shares		Share	Available -for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount		Number	Amount	premium	reserve	losses	deficit	equity

Balance as of July 1, 2018 (unaudited)	689,898	$2		14,154,743	$38	$140,934	$(169)	$(79)	$(136,763)	$3,963

Net loss	-	-		-	-	-	-	-	(9,822)	(9,822)
Other comprehensive loss	-	-		-	-	-	122	-	-	122

Total comprehensive loss	-	-		-	-	-	122	-	(9,822)	(9,700)
Exercise options	9,692	*	)	-	-	2	-	-	-	2
Share-based compensation	-	-		-	-	880	-	-	-	880

Balance as of September 30, 2018 (unaudited)	699,590	$2		14,154,743	$38	$141,816	$(47)	$(79)	$(146,585)	$(4,855)

*)	Represents less than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Share	Available -for-sale	Capital reserve due to actuarial	Accumulated	Total
	Number	Amount	Number	Amount	premium	reserve	losses	deficit	equity

Balance as of January 1, 2018 (audited)	689,898	$2	14,154,743	$38	$139,311	$(34)	$(79)	$(116,282)	$22,956

Net loss	-	-	-	-	-	-	-	(52,931)	(52,931)
Other comprehensive loss	-	-	-	-	-	(9)	2	-	(7)

Total comprehensive loss	-	-	-	-	-	(9)	2	(52,931)	(52,938)
Issuance of additional preferred shares following Anti-dilution Protection	-	-	3,134,546	8	(8)	-	-	-	-
Exercise of options	9,692	-	-	-	2	-	-	-	2
Conversion of preferred shares	17,289,289	46	(17,289,289)	(46)	-	-	-	-	-
Issuance of ordinary shares in initial public offering, net of issuance expenses in an amount of $694	6,648,368	18	-	-	47,223	-	-	-	47,241
Exercise of warrants	293,489	1	-	-	3,850	-	-	-	3,851
Share-based compensation	-	-	-	-	3,575	-	-	-	3,575

Balance as of December 31, 2018 (audited)	24,930,736	$67	-	$-	$193,953	$(43)	$(77)	$(169,213)	$24,687

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
Cash flows from operating activities:

Net loss	$(19,641)	$(30,303)	$(10,096)	$(9,822)	$(52,931)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation of property, plant and equipment and right-of-use assets	1,792	146	547	49	269
Financial (income) expenses, net	(768)	(161)	(199)	214	(858)
Cost of share-based compensation	3,731	2,503	1,321	880	3,575
Change in employee benefit liabilities, net	14	(6)	6	(23)	(15)
Amortization of premium on available-for-sale financial assets	150	191	49	200	272
Revaluation of financial derivatives	(15,691)	5,100	(2,220)	1,700	17,600
Revaluation of liability to IIA	1,852	3,167	653	567	2,037

	(8,920)	10,940	157	3,587	22,880
Changes in asset and liability items:

Decrease (increase) in prepaid expenses and other current assets and other assets	113	(1,266)	(4)	(1,637)	942
Increase (decrease) in trade payables	120	670	(124)	1,902	(405)
Increase (decrease) in accrued expenses and other payables and employee and payroll accrual	680	1,071	518	(8)	2,296

	913	475	390	257	2,833

Cash received during the period for:

Interest received	1,132	570	302	179	792
Interest paid	(92)	-	(41)	-	-

	1,040	570	261	179	792

Net cash used in operating activities	(26,608)	(18,318)	(9,288)	(5,799)	(26,426)

Cash flows from investing activities:

Purchase of property and equipment	(2,139)	(949)	(1,261)	(246)	(1,645)
Purchase of available-for-sale financial assets	(32,021)	-	(32,021)	-	(10,905)
Proceed from sale of available-for-sale financial assets	-	4,984	-	-	4,949
Proceed from maturity of available-for-sale financial assets	23,789	-	8,049	-	-
Proceeds from bank deposits	-	5,000	-	-	5,000
Investment in restricted bank deposits	-	(150)	-	(150)	(150)

Net cash provided by (used in) investing activities	(10,371)	8,885	(25,233)	(396)	(2,751)

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited
Cash flows from financing activities:

Proceeds from secondary offering, net	37,235	-	37,343	-	-
Receipt of grants from the IIA	202	2,953	35	1,300	612
Proceeds from issuance of shares, initial public offering (payment of issuance expenses), net	(238)	-	-	-	47,479
Payment of lease liabilities	(1,144)	-	(380)	-	-
Exercise of options	120	-	3	-	2
Increase in deferred issuance cost	-	(736)	-	-

Net cash provided by financing activities	36,175	2,217	37,001	1,300	48,093

Exchange differences on balances of cash and cash equivalents	105	-	15	-	31

Increase (decrease) in cash and cash equivalents	(699)	(7,216)	2,495	(4,895)	18,947
Cash and cash equivalents at beginning of period	40,272	21,325	37,078	19,004	21,325

Cash and cash equivalents at end of period	$39,573	$14,109	$39,573	$14,109	$40,272

Supplemental disclosure of non-cash financing activities:

Significant non-cash transactions:

IIA liability for grants to be received	$-	$418	$-	$154	$-

Exercise of warrants liabilities to equity	$2,924	$2	$-	$2	$3,851

Increase in other assets on credit	$(95)	$982	$(95)	$191	$(238)

The accompanying notes are an integral part of the interim consolidated financial statements.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL

a.	Gamida Cell Ltd. (the “Company”), founded in 1998, is an advanced cell therapy company committed to finding cures for blood cancers and serious blood diseases.

b.	The Company has created a novel NAM-based cell expansion platform that is designed to enhance the number and functionality of allogenic donor cells. This proprietary therapeutic platform may enable the development of therapies with the potential to improve treatment outcomes beyond what is possible with current donor-derived therapies.

The lead product candidate, omidubicel (formally known as NiCord®), is an advanced cell therapy in Phase 3 development as a potential life-saving treatment option for patients in need of a bone marrow transplant (BMT). Omidubicel is currently being evaluated in an international, randomized, multi-center Phase 3 clinical study designed to compare its safety and efficacy to standard umbilical cord blood for allogeneic BMT in approximately 120 patients with no available matched donor. BMT with a graft derived from bone marrow or peripheral blood cells of a matched donor is currently the standard of care treatment for many of these patients, but there is a significant unmet need for patients who cannot find a fully matched donor.

Omidubicel was granted a Breakthrough Therapy designation from the FDA and an orphan drug designation in the U.S. and in Europe.

In addition to hematologic malignancies, the Company is pursuing the development of omidubicel for the treatment of bone marrow failure disorders. Omidubicel is currently being evaluated in a Phase 1/2 clinical trial sponsored by the National Institutes of Health in patients with severe aplastic anemia, a rare, life-threatening hematological disorder. In February 2019, data from this study were reported at the 2019 Transplantation & Cellular Therapy Meetings of the American Society for Blood and Marrow Transplantation and Center for International Blood and Marrow Transplant Research (2019 TCT Annual Meeting). In the initial cohort of three patients, all successfully underwent a BMT consisting of omidubicel plus a haploidentical stem cell graft. The rapid cord engraftment, sustained hematopoiesis and accelerated immune recovery observed in these patients enabled the initiation of a second cohort of patients to be treated with omidubicel as a stand-alone graft.

Beyond omidubicel, the Company is developing GDA-201 (formally known as NAM-NK), an investigational natural killer, or NK, cell-based cancer immunotherapy to be used in combination with standard-of-care therapeutic antibodies. NK cells have potent anti-tumor properties and have the advantage over other oncology cell therapies of not requiring genetic matching, potentially enabling NK cells to serve as a universal donor-based therapy when combined with certain antibodies. GDA-201 is currently in an investigator-sponsored Phase 1 study for the treatment of relapsed or refractory non-Hodgkin lymphoma (NHL) and multiple myeloma (MM). Data from the first 14 patients in the study were reported at the 2019 TCT Annual Meeting and demonstrated that GDA-201 was generally well tolerated and clinically active, with three complete responses observed in patients with NHL and one complete response in a patient with MM.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

c.	The Company is devoting substantially all of its efforts toward research and development activities. In the course of such activities, the Company has sustained operating losses and expects such losses to continue in the foreseeable future. The Company’s accumulated deficit as of September 30, 2019 is $188,854 and negative cash flows from operating activities during the nine month period ended September 30, 2019 is $26,608. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The interim consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern. The Company requires additional financing in order to continue to fund its current operations and pay existing and future liabilities.

d.	On July 1, 2019, the Company closed a follow-on offering (“offering”) of its ordinary shares on the Nasdaq, which resulted in the sale of 7,000,000 ordinary shares at a public offering price of $5 per share, before underwriting discounts. The underwriters had a 30-day option to purchase up to 1,050,000 additional shares at a public offering price of $5.00 per share, which they exercised in full. The exercise of the underwriters’ option closed on July 8, 2019. The Company received net proceeds from the offering of $37,140 (net of issuance costs and underwriting discounts of $3,110).

e.	Definitions:

In these financial statements:

The Company	-	Gamida Cell Ltd. and its subsidiary

Subsidiary		Gamida Cell Inc., incorporated in 2000 and intended to focus on sales and marketing upon product approval.

Related parties	-	As defined in IAS 24

Dollar	-	U.S. dollar

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	The accompanying unaudited interim consolidated financial statements for the nine and three months periods ended September 30, 2019 and 2018 have been prepared in accordance with IAS 34 “Interim Financial Reporting” for interim financial information.

The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2018 and their accompanying disclosures.

The interim consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full year ending December 31, 2019.

b.	The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the company’s annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

c.	IFRS 16 - Leases:

The Company applies, for the first time, IFRS 16 Leases . As required by IAS 34, the nature and effect of these changes are disclosed below.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases and applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (“short-term leases”), and lease contracts for which the underlying asset is of low value (“low-value assets”).

The Company has a number of lease contracts, mainly leases of an office building and a production plant. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as an operating lease. The leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under prepaid expenses and other current assets and accrued expenses and other payables, respectively.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Company.

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

Based on the foregoing, as of January 1, 2019:

●	Right-of-use assets of $6,973 were recognized and presented separately in the statement of financial position.

●	Additional lease liabilities of $6,900 were recognized and presented separately in the statement of financial position.

●	Prepaid expenses and other current assets of $256 and accrued expenses and other payables of $183 related to previous operating leases were derecognized.

The carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period are set out below:

	Right-of-use assets
	Offices and labs	Vehicles	Production plant	Total	Lease liabilities

As of January 1, 2019 (audited)	$2,104	$158	$4,711	$6,973	$6,900

Depreciation expenses	(879)	(102)	(570)	(1,551)	-
Interest expenses	-	-	-	-	459
Re-measurement	-	-	14	14	14
Additions	-	132	-	132	132
Payments	-	-	-	-	(1,237)

As of September 30, 2019 (unaudited)	$1,225	$188	$4,155	$5,568	$6,268

The lease liabilities as of January 1, 2019 reconciliated to the operating lease commitments as of December 31, 2018 are as follows:

Operating lease commitments as of December 31, 2018	$7,441
Weighted average incremental borrowing rate as of January 1, 2019 (%)	1.45-4.01
Discounted operating lease commitments of January 1, 2019	6,900
Lease liabilities as of January 1, 2019	$6,900

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

1.	Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

2.	Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate.The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

NOTE 3:- SHARE-BASED PAYMENT

The total compensation cost related to all of the Company’s equity-based awards, recognized during the presented periods was comprised as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited

Research and development	$969	$799	$376	$172	$705
General and administrative	2,762	1,704	945	708	2,870

	$3,731	$2,503	$1,321	$880	$3,575

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:- SHARE-BASED PAYMENT (Cont.)

The Company estimates the fair value of stock options granted using the binominal option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan for the following periods:

Based on the above inputs, the fair value of the options was determined at $4.07 - $11.01 at the grant dates during 2019.

	September 30,		December 31,
	2019	2018	2018
	Unaudited		Audited

Dividend yield (%)	0	0	0
Expected volatility of the share prices (%)	68%-88%	88%-94%	93%-95%
Risk-free interest rate (%)	2.05-2.70	2.17-2.89	2.88-2.63

Movement during the periods:

	Nine months ended September 30,				Year ended December 31,
	2019		2018		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		USD		USD		USD
Outstanding at beginning of period	3,197,616	3.07	2,467,023	2.28	2,467,023	$2.28
Granted during the period	728,300	9.36	686,977	5.32	751,977	5.60
Expired during the period	-	-	-	-	(2,000)	6.00
Exercised during the period	(477,278)	0.25	(9,692)	0.25	(9,692)	0.25
Forfeited during the period	-	-	(9,692)	0.25	(9,692)	0.25

Share options outstanding at end of period	3,448,638	4.79	3,134,616	2.96	3,197,616	3.07

Share options exercisable at end of period	1,579,378	2.55	1,674,545	1.13	1,705,256	$1.21

As of September 30, 2019, there are $ 5,034 of total unrecognized costs related to non-vested share based compensation that are expected to be recognized over a period of up to 4 years.

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:- LIABILITIES PRESENTED AT FAIR VALUE

a.	Warrants to purchase the Company’s shares:

The Company measured the fair value of the warrants by using the option pricing method utilized in a Black- Scholes simulation model. The option pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected time until liquidation. Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected time until liquidation is the period in which a liquidation event will occurr subject to the Company’s expectations. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

	September 30,		December 31,
	2019	2018	2018
	Unaudited		Audited

Risk-free interest rate	1.57%	2.5%	2.52%
Expected volatility	78%	90%	80%
Expected life (in years)	2.75	2	3.5
Expected dividend yield	0	0	0

b.	Changes in the fair value of warrants classified as Level 3 in the fair value hierarchy:

Fair value of financial derivatives

Balance at January 1, 2019 (audited)	$24,049

Exercise of warrants	(2,924)

Revaluation of financial derivatives	(15,691)

Balance at September 30, 2019 (unaudited)	$5,434

GAMIDA CELL LTD. AND ITS SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:- LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share:

	Nine months ended September 30, 2019		Three months ended September 30, 2019
	Weighted number of shares	Loss attributed to equity holders of the Company	Weighted number of shares	Loss attributed to equity holders of the Company

For the computation of basic loss	28,040,507	19,641	33,580,806	10,096
Effect of potential dilutive ordinary shares (Warrants)	518,052	15,689	-	-

For the computation of diluted loss	28,558,559	35,330	33,580,806	10,096

b.	The total weighted number of shares that used for the basic and diluted loss per share calculations, for the nine and three month period ended September 30, 2018 was 689,898 and 690,005, respectively, and for the year ended December 31, 2018 was 5,025,213.